1/8/15

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 08 2015
REGISTRATIONS BRANCH
19

SEC ... ION

15045064

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Investment Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4510 E. Thousand Oaks Blvd.
(No. and Street)

Westlake Village (City) CA (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Deluz 805-497-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave. Suite 230 (Address) Chatsworth (City) CA (State) 91311 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 1/21/15

OATH OR AFFIRMATION

I, Michael DeLuz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Investment Group, as of December 1, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

see attached notarization

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

State of California

County of Ventura

Subscribed and sworn to (or affirmed) before me on this 1st day of Dec 20 14 by Michael K. DeLuz

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Karen E Stevens (Seal)

KAREN E. STEVENS
COMM. #1987399
Notary Public - California
Ventura County
My Comm. Expires Aug. 6, 2016

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audit Report

(Title or description of attached document)

(Title or description of attached document continued)

NUMBER OF PAGES 2 DOCUMENT DATE 12.1.14

(Additional Information)

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2014

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Financial West Investment Group, Inc. dba
Financial West Group

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc. dba Financial West Group (a California corporation) (the "Company") as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Financial West Investment Group, Inc. dba Financial West Group as of September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Farber Hass Hurley LLP

Chatsworth, California

December 1, 2014

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

Cash	$ 1,369,519
Cash held for customers	1,124,093
Cash, foreign currency	11,820
Commissions receivable	4,835,143
Marketable securities, owned	88
Prepaid expenses	116,931
Equipment and improvements at cost, net of accumulated depreciation	34,495
Note receivable from related party	3,078
Other receivables	53,942
Deposits with clearing organization	80,000
Deposits	10,000
Total assets	$ 7,639,109

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 113,391
Commissions payable	4,902,937
Accrued expenses	408,901
Income taxes payable	101,960
Payable to brokerage account	78,768
Cash held for customers	1,124,093
Total liabilities	6,730,050
Stockholder's Equity	
Common stock, no par value	
Authorized - 10,000 shares	
Issued and outstanding - 2,500 shares	125,000
Paid-in capital	398,278
Retained earnings	385,781
Total stockholder's equity	909,059
Total liabilities and stockholder's equity	$ 7,639,109

The accompanying notes are an integral part of these financial statements.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

1. Organization and nature of business

The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company also receives revenue from investment banking and due diligence and other services. The Company is registered with the U.S. Securities and Exchange Commission (S.E.C.) and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

2. Significant accounting polices

Recognition of revenue and expense - Commissions and related clearing expenses are recognized on a trade-date basis as securities transactions occur. Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking fees are recorded on the trade date.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses.

Securities valuation - Trading securities are reported at fair values with unrealized gains and losses included in operations. The Accounting Standards Codification of Fair Value Measurements and Disclosures (ASC 820) establishes a framework for measuring fair value. The value of marketable securities owned by the Company is categorized as level 1 measurements. Level 1 measurements are quoted prices in active markets for identical assets. The marketable securities owned by the Company are stock in publicly traded companies, stock mutual funds and bonds that are traded daily on major exchanges.

Equipment - Equipment is recorded at cost. Repairs and maintenance are charged to expense as incurred. Depreciation is computed using the straight-line method over the useful lives of the assets.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

3. Related party transactions

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $2,017,500 during the current year.

The Company leases office space under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $258,600.

The following is a schedule of future minimum rental payments due to the principal stockholder of Paradox Holdings, Inc., exclusive of property taxes, insurance, and increases under the lease based on increases in the consumer price index:

Year ending	
September 30, 2015	360,000
September 30, 2016	360,000
September 30, 2017	360,000
September 30, 2018	360,000
Thereafter	720,000
	$ 2,160,000

Note receivable from officer, due on demand with interest at 7%: 3,078

4. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for office equipment. Expense for the period ended September 30, 2014 was $31,835. The following is a schedule of future minimum rental payments:

Year ending	
September 30, 2015	10,780
September 30, 2016	551
	$ 11,331

5. Cash held for customers

Cash held for customers are funds held on behalf of customers in a bank checking escrow account for the purchase of secondary limited partnerships. An employee of the Company facilitates the transactions based on designated forms and written instructions.

6. Cash, foreign currency

Cash, foreign currency is ten million Iraqi dinar held by the Company. It is shown at cost in U.S. dollars which approximates its current value of $11,820.

7. Receivable from clearing organizations and payable to broker-dealers

Amounts receivable from clearing organizations and payable to broker-dealers as of September 30, 2014 consist of the following:

Receivable from clearing organizations	$ 449,371
Payable to broker-dealer	$ 78,768

8. Marketable securities owned

Marketable securities owned by the Company as of September 30, 2014 consist of the following:

Equities	88
Total marketable securities owned	$ 88

9. Equipment and Improvements

Equipment and improvements consists of the following:

		Estimated Useful Life
Computer Equipment	$ 38,190	5 years
Leasehold Improvements	4,246	5 years
Less: Accumulated depreciation	(7,941)	
	34,495	
Current Depreciation	$ 4,440	

FINANCIAL WEST INVESTMENT GROUP, INC.
dba Financial West Group
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

10. Deposit with clearing organization

The Company has a brokerage agreement with National Financial Services LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2014 was $80,000.

11. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2014, the Company had net capital of $663,354 which was $214,689 in excess of its required net capital of $448,665. The Company's ratio of aggregate indebtedness to net capital, as defined, was 10.15 to 1.

12. Litigation

The Company has been named as a defendant in lawsuits incidental to its securities and investment banking business that claim substantial damages. One action is not covered by the Company's professional liability insurance because it involves an investment banking transaction.

The Company's legal counsel has stated that the Company has meaningful legal and factual defenses to various claims that are currently pending. The Company recognizes a liability from litigation if a liability is probable and the amount can be reasonably estimated. Based on these criteria and in consultation with legal counsel the Company has not accrued settlement expenses for claims that are pending as of September 30, 2014.

The Company incurred settlement expenses, net of reimbursements, in the amount of $ 25,919 in the current year.

The Company maintains a broker/dealer professional liability insurance policy to cover actions brought against the Company. This policy is provided by a non-affiliated, outside insurer. The policy does not provide coverage for prior or pending litigation filed against the Company on or before December 1, 2005. Additionally, the policy includes exclusions and

Litigation (continued)

limitations for various types of business activities including investment banking conducted by the Company on a regular basis. For each loss there is a $75,000 deductible for the Company and a $15,000 deductible for licensed representatives. Policy limits vary for certain lines of business.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. There is a $20,000 deductible for the Company.

13. Financial instruments with off-balance sheet risk

The Company has cash deposits in excess of federal insured limits.

14. Concentrations of credit risk

The Company is engaged in trading, brokerage, and general business activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. Vulnerability due to certain concentrations

Approximately 22% and 16% of total revenue in the current year is revenue from transactions with two investment advisory companies, respectively. As of September 30, 2014, approximately 77% of total receivables were due from the latter investment advisory company.

16. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company made no contributions on behalf of employees to this plan for the year ended September 30, 2014.

17. Income taxes

The Company accounts for income taxes in accordance with FASB Accounting Standards Codification 740, *Income Taxes*.

Income taxes (continued)

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current portion of the income tax expense included in the statement of income is as follows:

	Current
Federal	$ 89,111
State	12,849
Total	$ 101,960

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification (ASC) Topic 740, *Accounting for Uncertainty in Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the statement of financial condition of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years. There are no material deferred tax assets or liabilities.

18. Contingent liabilities

The Company is contingently liable in the event of default for a settlement agreement entered into by an officer of the Company. The balance due under this agreement as of September 30, 2014 equals $3,958.

19. Subsequent events

The Company has evaluated subsequent events through the date of this report, December 1, 2014, the date the financial statements were available to be issued.